Filed by Westvaco Corporation
                           pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange
                               Act of 1934 Subject Company: Westvaco Corporation
                                                      Commission File No. 1-3013



The following press release was issued by Westvaco Corporation ("Westvaco") on November 20, 2001:


Media contact: William P. Fuller III 203 461 7580
Analyst Contact: Roger A. Holmes 203 460 7537


             WESTVACO REPORTS FOURTH QUARTER AND FULL YEAR EARNINGS

STAMFORD, CT, November 20, 2001-Westvaco Corporation (NYSE: W) today reported earnings before non-recurring items for the fiscal fourth quarter of $36.3 million ($.36 per share) and fiscal 2001 earnings of $109.6 million ($1.09 per share). Earnings for the quarter included a non-recurring tax benefit of $.05 per share, due primarily to the resolution of prior year tax audits, and a $53.7 million pretax restructuring charge, equal to $.33 per share. Reported net earnings for the quarter were $8.4 million ($.08 per share) and for the full year $88.2 million ($.87 per share).

Fourth quarter 2001 sales were $1.0 billion compared to $1.1 billion in the fourth quarter of 2000. Sales for the full year ended on October 31, 2001 were $3.94 billion versus $3.86 billion for fiscal 2000. For the fiscal 2000 fourth quarter, earnings before non-recurring items were $78.9 million ($.78 per share) and for the full fiscal year 2000 $262.2 million ($2.60 per share). Reported net earnings for the fourth quarter 2000 were $80.7 million ($.80 per share) and for the full year 2000 $245.9 million ($2.44 per share).

The company's overall fourth quarter performance reflects lower demand and prices for paper and paperboard due to global economic weakness, as well as energy costs that were higher than year-ago levels. Demand for coated printing papers also continued to be affected by the strength of the U.S. dollar, which made imported papers more competitive.

Several of the company's businesses performed well during the quarter, including the export portion of bleached paperboard sales and the company's specialty chemicals business, which both posted improved results compared to the fourth quarter of 2000. Westvaco's ongoing program to divest non-strategic timberlands resulted in a fourth quarter pretax gain of $21.4 million, or $13.3 million ($.13 cents per share) after tax. For all of fiscal 2001 pretax gains from land sales totaled $34.7 million, or $21.5 million ($.21 cents per share) after tax.

On August 29, Westvaco and The Mead Corporation announced a merger of equals that will create a global enterprise with leading positions in packaging, coated and specialty papers, consumer and office products, and specialty chemicals. The companies are making rapid progress toward completing the merger.

"As we prepare for our planned merger with Mead, we are highly focused on developing rigorous programs to achieve $325 million in synergies that we have targeted within two years," said John A. Luke, Jr., Chairman and CEO. "We are intent on generating higher earnings and higher returns on capital by building on the strong - and in many cases complementary - businesses of Mead and Westvaco." The fourth quarter pretax charge of $53.7 million primarily reflects the closing of a paper mill in Tyrone, PA, and packaging plants in Richmond, VA, and Memphis, TN. Restructuring actions taken in the fourth quarter will result in annual pretax savings of about $50 million. In addition, earnings for the quarter reflect the effect of market related downtime that was partially offset by a LIFO (last in-first out) credit. Energy prices in the quarter were about seven percent higher than during the same period last year and reduced earnings by $.02 per share compared to the fourth quarter of 2000.

In Westvaco's packaging segment, fourth quarter 2001 operating profit totaled $35.0 million, down from $112.9 million in the fourth quarter of 2000. Segment sales totaled $626 million, compared to $669 million in the fourth quarter of 2000. During the quarter, shipments and prices remained generally stable for bleached paperboard sold for high-value applications such as aseptic and pharmaceutical packaging. In more competitive bleached paperboard markets, prices and shipments declined. Bleached paperboard shipments were also reduced by unexpected and temporary manufacturing difficulties at the company's mill in Evadale, TX. Results for the company's mill in Charleston, SC, were weaker due to lower linerboard prices and reduced demand for saturating kraft paper in global markets. Overall, production at the company's U.S. paperboard mills was reduced by 70,000 tons due to downtime taken for market-related reasons and the manufacturing interruption at Evadale. The company's Brazilian packaging business, Rigesa, Ltda., experienced decreased sales and profits due to that country's weakening economy and currency. Despite these challenges, Rigesa's return on capital employed was strong.

In consumer packaging, the company's European operations improved compared to the fourth quarter of 2000, reflecting improvement in entertainment packaging and the acquisition earlier this year of Alfred Wall AG. U.S. markets for DVD and CD packaging, where demand was slower than usual during August and September, saw better than normal seasonal strengthening during the month of October.

In the paper segment, which includes the company's envelope business, fourth quarter operating profit was $13.4 million, compared to $37.6 million in the fourth quarter of 2000. Sales totaled $275 million compared to $313 million in the fourth quarter a year earlier. Segment results reflect weaker market conditions, especially in September and October, as many end-users postponed or cancelled major printing projects. Fourth quarter results also reflect market-related downtime of about 10,000 tons at the company's Luke, MD, and Wickliffe, KY, mills and competition from imports due to the continuing strength of the U.S. dollar.

In the chemical segment, fourth quarter operating profit totaled $19.0 million compared to $17.0 million in the fourth quarter of 2000. Sales totaled $89 million compared to $94 million in the fourth quarter a year earlier. Despite declining sales, segment performance improved because of greater operating efficiency. Sales of ink resins remained strong, and results for the activated carbon business remained stable, reflecting the success of the auto industry's sales promotions.

Westvaco Corporation (www.westvaco.com), headquartered in Stamford, CT, is a
                      ----------------
leading producer of paperboard and value-added packaging for media, pharmaceutical and consumer markets, and is a major producer of coated papers and specialty chemicals. The company operates in 21 countries, serves customers in more than 70 countries and employs approximately 17,000 people worldwide.


                             Additional Information

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead or
      ------------------
Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.


                           (Please see attached tables)

CONSOLIDATED STATEMENT OF INCOME
In thousands, except per share data                    Fourth Quarter             Twelve months
[Unaudited]                                          ended October 31          ended October 31
                                                     ----------------          ----------------
                                                     2001        2000          2001        2000
                                                     ----        ----          ----        ----

 Sales                                         $1,002,386  $1,081,688    $3,935,482  $3,856,542
 Other income (expense), net                       19,731      28,260        48,150      56,940
                                                ---------   ---------     ---------   ---------
                                                1,022,117   1,109,948     3,983,632   3,913,482
                                                ---------   ---------     ---------   ---------
 Cost of products sold                            733,396     758,042     2,893,939   2,706,037
 Selling, research and administrative expenses     96,459      87,761       364,406     281,694
 Depreciation and amortization                     91,118      81,820       347,444     313,948
 Restructuring charges                             48,843       2,986        51,694      16,086
 Interest expense                                  51,010      53,412       207,639     192,145
                                                ---------   ---------     ---------   ---------
                                                1,020,826     984,021     3,865,122   3,509,910
                                                ---------   ---------     ---------   ---------
 Income before taxes and extraordinary charge       1,291     125,927       118,510     403,572
 Income taxes                                     [7,100]      45,200        30,300     148,900
                                                ---------   ---------     ---------   ---------
 Net income                                         8,391      80,727        88,210     254,672
 Extraordinary charge -  extinguishment of debt,
  net of taxes                                          -           -             -     [8,803]
                                                ---------   ---------     ---------   ---------
 Net income                                   $     8,391  $   80,727    $   88,210  $  245,869
                                                =========   =========     =========   =========


 Net income per share-basic and diluted:
 Income before extraordinary item             $       .08  $      .80    $      .87  $     2.53
 Extraordinary charge                                   -           -             -       [.09]
                                                ---------   ---------     ---------   ---------
 Net income                                   $       .08  $      .80    $      .87  $     2.44
                                                =========   =========     =========   =========

 Shares used to compute net income per share:
 Basic                                            102,376     100,662       101,475     100,578
 Diluted                                          102,463     100,814       101,564     100,916

 Note: Sales and cost of sales have been restated to comply with a new accounting rule EITF Issue 00-10 for the classification of shipping costs. The change had no effect on net earnings or cash flows.

CONSOLIDATED BALANCE SHEET
[Unaudited] In thousands                                               At October 31
                                                                       -------------
                                                                   2001         2000
                                                                   ----         ----
ASSETS
Cash and marketable securities                              $    81,207   $  225,308
Receivables, net                                                414,657      421,707
Inventories                                                     426,365      333,284
Prepaid expenses                                                 93,441       83,378
                                                             ----------    ---------
    Current assets                                            1,015,670    1,063,677
Plant and timberlands-net                                     4,227,243    4,196,583
Other assets                                                  1,544,076    1,309,643
                                                             ----------    ---------
                                                             $6,786,989   $6,569,903
                                                             ==========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                         $   701,051   $  566,918
Long-term debt                                                2,660,467    2,686,674
Other long-term obligations                                      76,834       75,979
Deferred income taxes                                         1,007,784      907,739
Shareholders' equity                                          2,340,853    2,332,593
                                                             ----------    ---------
                                                             $6,786,989  $ 6,569,903
                                                             ==========    =========

WESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CASH FLOWS
[Unaudited] In thousands                                               Twelve months
                                                                    ended October 31
                                                                    2001        2000
                                                                    ----        ----
Cash flows from operating activities:
  Net income                                                  $   88,210  $  245,869
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Provision for depreciation and amortization                  347,444     313,948
    Provision for deferred income taxes                           43,595      94,914
    Gains on sales of plant and timberlands                      [37,683]    [26,822]
    Pension credits and other employee benefits                 [126,094]    [92,858]
    Loss on extinguishment of debt                                     -       8,803
    Restructuring charges                                         51,694      16,086
Net changes in assets and liabilities:                           [92,733]     25,305
Other, net                                                       [21,791]     [2,100]
                                                               ---------   ---------
      Net cash provided by operating activities                  252,642     583,145

Cash flows from investing activities:
  Additions to plant and timberlands                            [290,371]   [213,976]
  Payments for acquisitions, net of cash acquired                [81,217] [1,342,858]
  Proceeds from sales of assets                                   48,251      81,639
  Other                                                             [242]        160
                                                               ---------   ---------
      Net cash used in investing activities                     [323,579] [1,475,035]

Cash flows from financing activities:
  Proceeds from issuance of common stock                           6,333       9,266
  Proceeds from issuance of debt                               1,125,274   2,611,504
  Dividends paid                                                 [89,347]    [88,494]
  Treasury stock purchases                                        [1,560]     [2,345]
  Repayment of notes payable and long-term debt               [1,103,593] [1,523,702]
                                                               ---------   ---------
      Net cash [used in] provided by financing activities        [62,893]  1,006,229


Effect of exchange rate changes on cash                          [10,271]      2,177
                                                               ---------   ---------

  Increase [decrease] in cash and marketable securities         [144,101]    116,516
Cash and marketable securities:
  At beginning of period                                         225,308     108,792
                                                               ---------   ---------
  At end of period                                            $   81,207  $  225,308
                                                               =========   =========

WESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES

BUSINESS SEGMENT INFORMATION
Unaudited
[In millions]                   Fourth quarter ended            Twelve months ended
                                          October 31                     October 31
                                  2001          2000             2001          2000

 SALES
  Packaging                   $  588.6      $  621.0         $2,339.5      $2,089.7
  Rigesa                          37.5          47.6            163.7         174.9
                               -------       -------          -------       -------
    Packaging total              626.1         668.6          2,503.2       2,264.6
                               -------       -------          -------       -------
  Paper                          274.9         313.0          1,058.3       1,225.8
  Chemical                        88.6          94.3            347.8         358.0
  Corporate and other             26.0          26.4             88.1          96.9
                               -------       -------          -------       -------
  Total                        1,015.6       1,102.3          3,997.4       3,945.3
                               -------       -------          -------       -------
  Intersegment eliminations      [13.2]        [20.7]           [61.9]        [88.8]
                               -------       -------          -------       -------
  Consolidated totals         $1,002.4      $1,081.6         $3,935.5      $3,856.5
                               =======       =======          =======       =======

OPERATING PROFIT
 Packaging                    $   29.1      $  100.1         $  165.0      $  318.7
 Rigesa                            5.9          12.8             31.1          32.5
                               -------       -------          -------       -------
    Packaging total               35.0         112.9            196.1         351.2
                               -------       -------          -------       -------
 Paper                            13.4          37.6             50.8         140.6
 Chemical                         19.0          17.0             62.9          64.5
 Corporate and other *           [66.1]        [41.5]          [191.3]       [152.7]
                               -------       -------          -------       -------
 Consolidated totals          $    1.3      $  126.0         $  118.5      $  403.6
                               =======       =======          =======       =======

* Includes the restructuring charges and other pre-tax expenses, including interest.

WESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES

The following press release was issued by Westvaco on November 20, 2001:


Media contact: William P. Fuller III 203 461 7580
Analyst Contact: Roger A. Holmes 203 460 7537


            WESTVACO ANNOUNCES PLANS TO DIVEST ADDITIONAL FORESTLAND

STAMFORD, CT - November 20, 2001 -- As part of an on-going review of its forestland holdings, Westvaco Corporation today announced plans to divest an additional 170,000 acres over the next two to three years. With this additional acreage, the company has identified a total of 450,000 acres for divestiture since 1999. Of that total, the company had sold about 120,000 acres through the end of October 2001 and realized net proceeds of $66 million.

The land identified for sale is no longer strategic to Westvaco because of significant productivity gains on other properties, as well as changing fiber needs at some of the company's mills.

"We will continue to assess our investment in forestlands and to divest properties that are no longer needed to support our manufacturing operations," said John A. Luke, Jr., Chairman and CEO. "In addition, following our planned merger with Mead, we will place a high priority on analyzing the potential for forestland divestitures from our combined land base."

When the current land sales program is completed Westvaco's ownership will include about 1,050,000 acres of very productive forests located in Kentucky, Missouri, South Carolina, Tennessee, Virginia, West Virginia and Brazil.

On August 29, Westvaco and Mead Corporation announced that the companies have agreed to a merger of equals. The transaction will create a global company with leading positions in markets for packaging, coated and specialty papers, consumer and office products, and specialty chemicals. The new company, MeadWestvaco Corporation, will have $8 billion in annual sales and expects to achieve annual operating synergies of more than $325 million by the end of two years of combined operation. The companies are making rapid progress toward completing the merger.

Westvaco Corporation (www.westvaco.com), headquartered in Stamford, CT, is a
                      ----------------
leading producer of paperboard and value-added packaging for media, pharmaceutical and consumer markets, and is a major producer of coated papers and specialty chemicals. The company operates in 21 countries, serves customers in more than 70 countries and employs approximately 17,000 people worldwide.

                             Additional Information

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead or
      ------------------
Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.

The following presentation was prepared by Westvaco and presented to analysts on November 20, 2001:


                                    WESTVACO
                         FOURTH QUARTER AND FISCAL 2001
                            EARNINGS CONFERENCE CALL
                                NOVEMBER 20, 2001


Forward-Looking Statements: Certain statements in this presentation are "forward
--------------------------
 looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks and uncertainties as described in
   Westvaco's 2000 Annual Report and other public documents. Content of this presentation also contains certain time-sensitive information that is accurate only as of today, November 20, 2001.






MEAD AND WESTVACO MERGER
UPDATE
--------------------------------------------------------------------------------
o Cleared Hart-Scott-Rodino waiting period

o EU approval

o Responding to SEC comments with amendments to S-4






MEAD AND WESTVACO MERGER
UPDATE
--------------------------------------------------------------------------------
o Integration teams forming specific plans to achieve $325 million in synergies

o Planning for MeadWestvaco

o Focus on higher earnings and higher returns on capital

FOURTH QUARTER & FISCAL YEAR
RESULTS
--------------------------------------------------------------------------------
o Pricing and demand weakness in
  coated papers and paperboard

o Strong U.S. dollar continues to               [graphics of various
  affect coated paper markets                    Westvaco products]

o Pleased with performance in
  >    pharmaceuticals and entertainment
  >    bleached paperboard exports
  >    chemical products






FOURTH QUARTER & FISCAL YEAR
RESULTS
FINANCIAL PERFORMANCE
--------------------------------------------------------------------------------
Earnings Per Share              Results reflect:
 ---------------
 |      |      |                o Production managed to
 -------| $.78 |                  balance mill inventories
 |      |      |
 | $.36 |      |                o Downtime partially offset by
 ---------------                  LIFO credit
  4Q01 vs. 4Q00
 ---------------                o Higher energy prices
 |      |      |
 |      |      |                o Pretax restructuring charge
 |      |      |
 -------|$2.60 |
 |      |      |
 |$1.09 |      |
 ---------------
  2001 vs. 2000

Results before nonrecurring items






PACKAGING SEGMENT
OPERATING PROFIT
--------------------------------------------------------------------------------
  --------------------    o Consumer packaging results
  | Operating Profit,|      were stable in 4Q versus 3Q
  | in millions      |
  |         ----------    o Primary packaging results
  |        |         |      were mixed
  |---------  $54.1  |
  | $35.0  |         |
  |        |         |
  --------------------
     4Q01 vs. 3Q01

PACKAGING SEGMENT
PRIMARY PACKAGING OPERATIONS
--------------------------------------------------------------------------------
o Markets stable for pharmaceutical,
  tobacco and aseptic packaging

o Pricing lower in commodity markets -          [graphics of various
  linerboard                                     Westvaco products]

o Pricing and demand for saturating kraft remained weak

o Shipments of bleached board
   >  4Q01 - 407,000
   >  3Q01 - 434,000
   >  4Q00 - 420,000






PACKAGING SEGMENT
BUILDING SYNERGIES
--------------------------------------------------------------------------------
  Optimizing fiber supply, production
  capabilities and geographic locale


  [graphics of various                 [graphics of
   Westvaco packaging                   Westvaco mills]
   products]

                                                Covington, VA

                                        Evadale, TX






PACKAGING SEGMENT
--------------------------------------------------------------------------------
Linerboard

o Shipments totaled about 84,000 tons

o Prices declined $35 per ton over 3Q01 prices and $130 per ton over 4Q00


Saturating Kraft

o Shipments of 65,000 were unchanged from 3Q01, but down from 4Q00

o Pricing was down compared to 3Q01

PACKAGING SEGMENT
FY02 OUTLOOK FOR PRIMARY
PACKAGING
--------------------------------------------------------------------------------
o Cautious about near-term and prepared
  to respond with market-related downtime

o Expect to reduce normal bleached board production by 8,000 in 1Q02
   > Additional 30,000 tons will be taken out of system by temporary shutdown of two machines at Evadale, TX, mill

o Plan to take about 17,000 tons in market-related downtime at Charleston, SC, mill in 1Q02






PACKAGING SEGMENT
RIGESA, LTDA.
--------------------------------------------------------------------------------
                                           o Pricing and volume
  Operating Profit,       Revenues,          remained relatively
    in millions           in millions        stable
  ----------------     ------------------
  |       |      |     |--------|       |  o Demand remains
  |       |      |     |        |  $40  |    strong for higher-
  |       |      |     |  $38   |       |    value products
  |       |------|     |        |       |
  |-------| $7.3 |     |        |       |
  |  $5.9 |      |     |        |       |       [graphic of Westvaco
  ----------------     ------------------        packaging product]
    4Q01 vs. 3Q01        4Q01 vs. 3Q01






PACKAGING SEGMENT
CONSUMER PACKAGING
--------------------------------------------------------------------------------
o Strategy leverages strengths across
   >  Media
   >  Pharmaceutical
   >  Cosmetics/personal care
   >  General consumer products                 [graphics of various
                                                 Westvaco consumer
o Largest European media packager                packaging products]

o Leading U.S. media, cosmetics and
  pharmaceutical packager

o Markets for some consumer
  packaging products weakened after
  events of September 11

CONSUMER PACKAGING
MEDIA AND PERSONAL CARE
--------------------------------------------------------------------------------
                                o Leading global supplier of
                                  DVD packaging

                                o Benefiting as DVD market
                                  continues to grow
[graphics of DVD
 cover packaging]               o Strong demand for DVD
                                  and CD packaging during
                                  October

                                o Achieving growth in
                                  cosmetics and personal
                                  care packaging in Central
                                  and Eastern Europe






CONSUMER PACKAGING
PHARMACEUTICAL
--------------------------------------------------------------------------------
o Market remains
  healthy
                                        [graphic of
o Volumes increased                      pharmaceutical
  during quarter and are                 packaging]
  expected to become
  increasingly profitable
  during 2002






PACKAGING SEGMENT - FY02
OUTLOOK FOR CONSUMER PACKAGING
--------------------------------------------------------------------------------
o Expect stronger earnings due to

   >  New products

   >  Cost reduction

   >  Growth in DVD packaging

   >  Acquisition synergies in Europe

PAPER SEGMENT
OPERATING PROFIT & Revenues
--------------------------------------------------------------------------------

 Operating Profit,         Revenues,            o Seasonal volume
   in millions             in millions            improvement
                        -----------------
 -----------------      |       |       |       o Markets reflected
 |       |       |      |       |       |         slowing economy and
 |       |       |      |-------|       |         strong dollar
 | $13.4 |-------|      | $275  |       |
 |       |  $8.6 |      |       |-------|       o Focused on digital
 |       |       |      |       | $258  |         printing and specialty
 -----------------      -----------------         papers
   4Q01 vs. 3Q01          4Q01 vs. 3Q01







PAPER SEGMENT
COATED PAPERS
--------------------------------------------------------------------------------
                                o Reduced inventories

                                o Closed Tyrone, PA, paper mill

                                o Shipments totaled 200,000
                                  tons, compared with 178,000
   [graphic of                    in 3Q01
    various Westvaco
    products]                   o Pricing remained essentially
                                  unchanged from 3Q01

                                o Backlogs averaged 6-10
                                  days, unchanged from 3Q01






PAPER SEGMENT
FY02 OUTLOOK
--------------------------------------------------------------------------------
o Volume and pricing pressures

o Continue to focus on digital and specialty papers, introducing more high-value products and cost reduction initiatives

o MeadWestvaco will be the second-largest U.S.
  producer of coated paper

CHEMICAL SEGMENT
OPERATING PROFIT & Revenues
--------------------------------------------------------------------------------

 Operating Profit,         Revenues,            o Business remains
   in millions             in millions            strong
 -----------------
 |       |       |      -----------------       o Improved product mix
 |       |       |      |-------|       |         and greater operating
 |       |       |      |  $89  |  $90  |         efficiency helped us
 |-------|       |      |       |       |         deliver higher profits
 |       |-------|      |       |       |
 | $19.0 | $17.5 |      |       |       |       o Revenues for FY01
 |       |       |      |       |       |         were $348 million and
 -----------------      -----------------         operating profit was
   4Q01 vs. 3Q01          4Q01 vs. 3Q01           $62.9 million






CHEMICAL SEGMENT
--------------------------------------------------------------------------------
o Printing ink resin
  markets were
  seasonally strong
  during 4Q                             [graphics]

o Activated carbon and
  asphalt emulsifiers
  both had a strong 4Q

CHEMICAL SEGMENT
FY02 OUTLOOK
--------------------------------------------------------------------------------
Expect earnings to be negatively affected by:

o Higher prices for crude tall oil

o Lower prices for printing ink resins

o Loss of carbon business, not related to automotive industry






TIMBERLAND DIVESTITURES
--------------------------------------------------------------------------------
o 4Q01 pretax gain was $21.4 million, equal to $.13 per share after tax

o FY01 pretax gain was $34.7 million, equal to $.21 per share after tax

o FY02 pretax gain expected to be $40 million






CAPITAL EXPENDITURES
--------------------------------------------------------------------------------
Vertical Bar graph showing the following information:

               1995    1996    1997    1998    1999    2000      2001
CAPEX           309     522     621     439     229     214     296.4
Depreciation    230     240     269     281     280     314     347.4

SUMMARY
--------------------------------------------------------------------------------
o Some of our businesses are performing
  well; results in others reflect current
  economic conditions

o Our outlook for FY02 earnings are cautious

o Planned Mead and Westvaco merger
  affords tremendous opportunity to derive significant value for shareholders of both companies






The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead or
      ------------------
Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.






FOURTH QUARTER AND FISCAL 2001
EARNINGS CONFERENCE CALL                        _
NOVEMBER 20, 2001                          Westvaco
--------------------------------------------------------------------------------

                              QUESTIONS & ANSWERS



Forward-Looking Statements: Certain statements in this presentation are "forward
--------------------------
 looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks and uncertainties as described in
   Westvaco's 2000 Annual Report and other public documents. Content of this presentation also contains certain time-sensitive information that is accurate only as of today, November 20, 2001.